

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 28, 2006

Mr. Marcus C. Rowland
Executive Vice President and Chief Financial Officer
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, OK 73118

      Re: **Chesapeake Energy Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2004
               Filed March 9, 2005
               Supplemental response filed January 31, 2006
               File No. 1-13726

Dear Mr. Rowland:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2004 and supplemental response listed above and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

Business, page 2

Proved Reserves, page 8

1.   We have reviewed your proposed changes in response to comment one of our letter dated January 17, 2006. As discussed in the conference call held on February 22, 2006, we note your proposed marked changes on the first and third pages do not include a reconciliation of your disclosed non-GAAP measures of PV-10 and estimated future net revenue to the standardized measure, as calculated and disclosed in accordance with SFAS 69. At a minimum, we believe the

footnotes to the tables presented on the first and third pages of the marked changes to disclosure should explicitly state that income taxes are the only reconciling item and such tax amounts should be quantified in the footnote.

2.   We also note the disclosure of estimated future net cash flows presented in footnote (d) of the SFAS 69 proposed marked changes in response to comment one of our letter dated January 17, 2006. As the disclosure is not in accordance with GAAP, please remove the measure from the proposed changes to your financial statement footnotes.

3.   As a follow up to our discussion held on February 22, 2006, we would not object to presenting a reconciliation of your PV-10 disclosures by operating area in total, as the most directly comparable GAAP measure is the standardized measure, as defined by SFAS 69, which is presented and disclosed in total for all proved oil and gas reserves.

4.   Additionally, we understand from your response to comment one of our letter dated January 17, 2006 and the discussion held on February 22, 2006 that you intend to disclose similar PV-10 non-GAAP financial measures based on interim financial statements or in conjunction with acquired properties. If a reconciliation of the PV-10 disclosure cannot be made in such cases, the staff believes the following items should be clearly disclosed and presented:

- A statement that PV-10 is different from the standardized measure as calculated in accordance with GAAP;
- A statement that the standardized measure is not calculated on an interim basis;
- An explanation that income taxes are the only difference between PV-10 and the standardized measure; and
- A discussion as to why it is not practicable to calculate the taxes for the related interim periods and/or at the date of the related press releases.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April M. Sifford
Branch Chief